May 8, 2008

Mail Stop 3561

Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Ave.
Suite 202
Bay City, MI 48708

       RE: **Midas Touch International Holdings, Inc.**
           Amendment No. 4 to the Offering Statement on Form 1-A
           Filed May 5, 2008
           File No. 24-10184

 Dear Mr. Chaze**:**

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

We presume that the issuer intends to amend the offering statement to include in the offering circular the financial statements specified in the table of contents. In this regard, please see the requirements of Part F/S of Form 1-A with respect to the age of the financial statements at the time of qualification of the offering statement.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
     via fax: (212) 937-3870